Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 000-26734
Dear Mr. Kronforst:
     SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated June 20, 2007, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended December 31, 2006. We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47
1.	Your discussions of operating cash flows do not appear to address certain material items. For example, you did not provide any explanation regarding the significant increase in other liabilities that affected your operating cash flows by approximately $210 million. Explain the nature of this increase to us and tell us why you have not addressed the impact of this line item on your cash flows. Refer to Section IV of SEC Release 33-8350 for further guidance.
     Response: The Company understands the need to provide full disclosure relating to operating cash flow activities and attempted to provide meaningful explanations when read in conjunction with the Consolidated Statements of Cash Flows. In response to the Staff’s specific question related to the significant increase in other liabilities of approximately $210 million, this change primarily reflects the net increase in taxes payable of $162 million and to a lesser extent, an increase in deferred income on shipments to distributors and retailers of $34 million due to the growth in the Company’s business. The Company will include more granular discussion of these matters in future filings.

Securities and Exchange Commission
July 3, 2007

Notes to Consolidated Financial Statements
Note 9: Related Parties and Strategic Investments, page F-35
2.	Please describe the basis for your determination that consolidation of FlashVision Ltd. and Flash Partners Ltd. was not necessary. Your response should refer to the applicable sections of FIN 46(R) and you should describe how that guidance was applied. In addition, clarify for us how the “residual losses” referred to on page F-35 compare to “expected losses” as described in paragraphs 2(b) and 8 of the FIN.
     Response: The Company has performed analyses in accordance with FIN 46(R) and determined that it is not the primary beneficiary of either FlashVision Ltd. (“FlashVision”) or Flash Partners Ltd. (“Flash Partners”). The Company concluded that the design of both FlashVision and Flash Partners is such that the Company should not consolidate the results of either venture.
     Paragraph 14 of FIN 46(R) discusses the criteria for consolidating a variable interest entity. The Company considered the guidance that an enterprise that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns should consolidate the variable interest entity. Paragraph 15 of FIN 46(R) specifies that the enterprise that consolidates a variable interest entity is the primary beneficiary. The Company’s variable interests in FlashVision and Flash Partners are equal to or less than a majority (50% or less) of each of the venture’s total variable interests, therefore the Company would absorb less than a majority of the expected gains or losses of each of FlashVision and Flash Partners. Further, due to transfer restrictions on the ownership interests of each of FlashVision and Flash Partners, the Company applied paragraph 17 of FIN 46(R) and determined that it is not more closely associated with either FlashVision or Flash Partners, primarily in that the Company consumes less than a majority of the output of each venture, and the operations of each venture are outsourced to each ventures’ other partner.
     The “residual losses” referred to on page F-35 refer to economic losses estimated using future cash flows as prescribed by CON 7. The Company did consider “expected losses” as described in paragraphs 2(b) and 8 of FIN 46(R) in determining the primary beneficiary of each of FlashVision and Flash Partners, and will change the wording in future filings to clarify that the Company will absorb less than a majority of the expected gains or losses from each venture.

Securities and Exchange Commission
July 3, 2007

Note 14: Litigation, page F-47
3.	Please tell us whether you believe that it is at least reasonably possible that losses have been incurred beyond the amounts accrued in connection with your litigation matters. If so, provide an estimate of those losses, or range of losses, or state that an estimate cannot be made in your future filings. Refer to paragraph 10 of SFAS 5 and Question 5 of SAB Topic 5Y.
     Response: Based on the status of the litigation matters as detailed in Note 14, the Company did not believe it was reasonably possible that losses had been incurred beyond the amounts accrued. In future filings, the Company will continue to assess the guidance in paragraph 10 of SFAS 5 in determining whether disclosures are required as to the whether it is reasonably possible that losses have been incurred beyond the amounts accrued and the ranges if estimable.
     The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.
     Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or to our VP and Associate General Counsel, Megan Comport at (408) 801-1371.

Yours truly,
/s/ Judy Bruner
Judy Bruner
EVP, Administration & Chief Financial Officer SanDisk Corporation